Exhibit 99.1

Borr Drilling Limited - Mandatory notification of trade

Reference is made to Borr Drilling Limited's ("Borr Drilling" and the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) stock exchange announcements of September 30, 2020, relating to the successfully completed equity offering through the subscription and allocation of 51,886,793 new depositary receipts (the "Offer Shares"), representing the beneficial interests in the same number of the Borr Drilling's underlying common shares, each at a subscription price of USD 0.53 per Offer Share, equivalent to NOK 5.01 per Offer Share (the “Subscription Price”), raising gross proceeds of USD 27.5 million (the “Equity Offering”). The Offer Shares will be listed on Oslo Stock Exchange.

Kate Blankenship, Director and primary insider of the Company has subscribed for and been conditionally allocated 100,000 shares. After delivery, Ms Blankenship will own 100,000 shares in the Company.

September 30, 2020
Hamilton, Bermuda

This information is subject to disclosure requirements pursuant to Sections 4-2 of the Norwegian Securities Trading Act.